BC FORM 51-102F3
Material Change Report

Item 1.       Name and Address of Company

State the full name and address of your company and the address of its principal office in Canada.

TERYL RESOURCES CORP.
#240 – 11780 Hammersmith Way
Richmond, BC V7A 5E9
Phone: (604) 278-5996

Item 2.       Date of Material Change

State the date of the material change.

April 26, 2012

Item 3.       News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51-102.

April 26, 2012

The press release relating to this material change was distributed and filed by, Marketnews Publishing, Inc. and Stockwatch on April 26, 2012.

Item 4.       Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

The Company announced it entered into an agreement dated March 12, 2012 with 0847473 B.C. Ltd., dba Micro Cap et al (hereafter Micro Cap), pursuant to which Micro Cap will provide investor relations services to Teryl for a minimum period expiring September 14, 2012.

Item 5.       Full Description of Material Change

Supplement the summary required under Item 4 with the disclosure that should be sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without having to refer to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the issuer or its subsidiaries. Specific financial forecasts would not normally be required. Other additional disclosure may be appropriate depending on the particular situation.

For a full description of the material change, see Schedule “A”.

Item 6.       Reliance on subsection 7.1(2) of National Instrument 51-102

If this report is being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102, state the reasons for that reliance.

Not applicable.

Instruction:

Refer to subsections 7.1(5) and (7) of National Instrument 51-102 concerning continuing obligations in respect of reports filed under subsection 7.1(2) of National Instrument 51-102.

Item 7.       Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked “Confidential” provide the reasons for your company’s omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulatory or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

Not applicable.

Instruction:

In certain circumstances where a material change has occurred and a material change report has been or is about to be filed but section 85 of the Act will no longer or will not be relied upon, a reporting issuer may nevertheless believe one or more significant facts otherwise required to be disclosed in the material change report should remain confidential and not be disclosed or not be disclosed in full detail in the material change report.

Item 8.       Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or an officer through whom the executive officer may be contacted.
John G. Robertson
President
(604) 278-5996

Item 9.       Date of Report

DATED at Richmond, British Columbia this 4th day of May , 2012.

TERYL RESOURCES CORP.

Per:	“John Robertson”
(Authorized Signatory)

John Robertson, President
(Print name and title)

SCHEDULE “A”

TERYL RESOURCES CORP.
#240 – 11780 Hammersmith Way
Richmond, BC V7A 5E9
Phone: 604-278-5996 Fax: 604-278-3409
Toll Free: 800-665-4616
www.terylresources.com

N E W S R E L E A S E

Teryl Resources Corp.
(the “Company”)
TSX Venture Exchange: TRC.V
OTCBB: TRYLF
TERYL ENGAGES MICRO CAP ET AL TO PROVIDE INVESTOR
RELATIONS SERVICES

For Immediate Release: April 26, 2012. Vancouver, BC – Teryl Resources Corp. (TSX Venture Exchange: TRC.V, OTCBB: TRYLF) has entered into an agreement dated March 12, 2012 with 0847473 B.C. Ltd., dba Micro Cap et al (hereafter Micro Cap), pursuant to which Micro Cap will provide investor relations services to Teryl for a minimum period expiring September 14, 2012. A fee of $7,500 per month will be paid. In addition the Company has granted to Micro Cap options to purchase 300,000 shares of the Company at $0.08 per share which will vest 25% (75,000 shares) immediately and three blocks of 25% - i.e. 75,000 shares – on June 15, 2012, September 15, 2012 and December 15, 2012.

ABOUT MICRO CAP ET AL

Micro Cap et al as the name implies provides a full range of capital market services to small public and private businesses. We utilize our experience and knowledge of capital markets to work with our clients to achieve their goals. In the area of investor relations Micro Cap brings a combined 65 years of experience and success to the awareness needs of its clients.

ABOUT TERYL RESOURCES

Teryl Resources Corp. symbol TRC.V TSX Venture – has several gold prospects in Alaska near the Kinross Fort Knox Mine, a 100% interest in the Westridge property (located near the Fort Knox mine); a 50% option on the Fish Creek property, adjacent to the Gil property. Teryl sold its 20% interest in the Gil property Fairbanks, Alaska, to date $2.5 million dollars has been received of the $15 million from the 1% NSR of the property, thereafter Teryl retains a ½ of 1% royalty for the life of the mine; a 10% net profit interest in the Stepovich claims, near the Fort Knox deposit; and a 40% interest in a silver property located in Northern B.C. adjacent to Silvercorp’s silver lead zinc discovery, including a 10% NPI. Teryl has a small revenue interest in three producing oil and gas wells in Texas with Anadarko Petroleum as the operator. See www.terylresources.com website for more detailed information.

ON BEHALF OF THE BOARD OF DIRECTORS

"John Robertson"

John Robertson President

Press Release contact information:
John Robertson President, Teryl Resources Corp.
T: 800-665-4616
http://www.terylresources.com

READER ADVISORY

This news release may contain certain forward-looking statements, including management's assessment of future plans and operations, and capital expenditures and the timing thereof, that involve substantial known and unknown risks and uncertainties, certain of which are beyond the Company's control. There can be no assurance that such statements will prove accurate, and actual results and developments are likely to differ, in some case materially, from those expressed or implied by the forward-looking statements contained in this press release. Readers of this press release are cautioned not to place undue reliance on any such forward-looking statements.

Forward-looking statements contained in this press release are based on a number of assumptions that may prove to be incorrect, including, but not limited to: timely implementation of anticipated drilling and exploration programs; the successful completion of new development projects, planned expansions or other projects within the timelines anticipated; the accuracy of reserve and resource estimates, if any, grades, mine life and cash cost estimates; whether mineral resources can be developed; title to mineral properties; financing requirements; changes in laws, rules and regulations applicable to Teryl, and changes in how they are interpreted and enforced, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources, the impact of general economic conditions in Canada, and the United States, industry conditions, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange, stock market volatility and market valuations of companies with respect to announced transactions. The Company's actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements, including those described in the Company's Financial Statements, Management Discussion and Analysis and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com, and the Company’s 20-F annual report filed with the United States Securities and Exchange Commission at www.sec.gov. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, that the Company will derive therefrom.

Readers are cautioned that the foregoing list of factors is not exhaustive. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities of the Company have not been registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.